May 18, 2017

James E. O’Connor, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: T. Rowe Price California Tax-Free Income Trust

   California Tax-Free Bond Fund

   California Tax-Free Money Fund

  File Nos.: 033-08093; 811-4525

 T. Rowe Price State Tax-Free Income Trust

  Georgia Tax-Free Bond Fund

  Maryland Short-Term Tax-Free Bond Fund

  Maryland Tax-Free Bond Fund

  Maryland Tax-Free Money Fund

  New Jersey Tax-Free Bond Fund

  New York Tax-Free Bond Fund

  New York Tax-Free Money Fund

  Virginia Tax-Free Bond Fund

  File Nos.: 033-06533; 811-4521

 T. Rowe Price Capital Appreciation Fund

  T. Rowe Price Capital Appreciation Fund and its Advisor Class and I Class

  File Nos.: 033-05646; 811-4519

 T. Rowe Price Equity Income Fund

  T. Rowe Price Equity Income Fund and its Advisor Class, I Class and R Class

  File Nos.: 033-00070; 811-4400

 T. Rowe Price GNMA Fund

   T. Rowe Price GNMA Fund and its I Class

  File Nos.: 033-01041; 811-4441

 T. Rowe Price New America Growth Fund

  T. Rowe Price New America Growth Fund and its Advisor Class and I Class

  File Nos.: 002-99122; 811-4358

Dear Mr. O’Connor:

The following is in response to your comments received on May 11, 2017, regarding the Registrant’s preliminary proxy statement and accompanying materials filed pursuant to the provisions of Section 20(a) of the Investment Company Act of 1940, as amended, and Section 14(a) of the Securities and Exchange Act of 1934 on May 8, 2017, on behalf of the funds listed above (the “Proxy Statement”). Your comments and our responses are set forth below, and will be reflected in the Definitive Proxy Statement filing.

Comment:

On page 17, under the heading Further Information About Voting and the Shareholder Meeting, you indicate that, “[t]he shareholders present in person or represented by proxy and entitled to vote at the Meeting will also have the power to adjourn the Meeting from time to time if a quorum is present but the vote required to approve or reject the proposal is not obtained.”

Under the 1934 Act, the proxy cannot confer discretionary authority on the chairman to adjourn the meeting to solicit votes to avoid a negative vote on the proposal. The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable despite any provisions of the Fund’s by-laws or state law. See Rule 14a-4(d)(4) under the Securities Exchange Act of 1934. Specifically, this is not a “matter incident to the conduct of the meeting.” See Rule 14a-4(c)(7) under the 1934 Act. Similarly, brokers do not have discretionary authority to vote for adjournment because such a vote would non-routine. See rule 452 of the NYSE. Such an adjournment must be authorized by means of a specific proposal in the proxy that receives the required majority of shareholder votes. The proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated. See Rule 14a-4(b)(1) and (e) under the 1934 Act. We note Maryland law provides that a meeting of stockholders convened on the date for which it was called may be adjourned from time to time without further notice, for any or no reason, but Massachusetts law, under which the meeting will be held, does not so provide.

Response:

We note that any authority to adjourn the meeting arises from the declaration of trust for the Massachusetts business trusts and is not based on a delegation of authority by proxy. Because there is very little statutory law with respect to Massachusetts business trusts, if the declaration of trust or by-laws permits adjournment from time to time without further notice, then Massachusetts law supports that provision. The registrants are common law trusts, and case law has generally established that the governance rules for a Massachusetts business trust consist of whatever is set forth in the declaration of trust or by-laws. The declaration of trust for these registrants provide that “[a] majority of the shares entitled to vote shall be a quorum for the transaction of business at a shareholders’ meeting, but any lesser number shall be sufficient for adjournments. Any adjourned session or sessions may be held, within a reasonable time after the date set for the original meeting without the necessity of further notice.” This requirement is clearly stated in the proxy statement.

We respectfully disagree with your analysis that “[t]he postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable despite any provisions of the Fund’s by-laws or state law.” In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the “Adjournment Release”), the U.S. Securities and Exchange Commission (“Commission”) withdrew proposed Rule 20a-4, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In lieu of the proposed Rule, the Commission stated:

“Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management's office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.”

The Commission has thus expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders. Each Massachusetts business trust represents that it will evaluate any proposed adjournments consistent with the Commission’s guidance in the Adjournment Release.

We further note that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Adjournment Release therefore does not support the notion that such adjournments are a substantive proposal for which proxies must be independently solicited. Rather, matters relating to the adjournment of a shareholder meeting are governed by state law. As noted by the Division of Corporate Finance in the Commission’s Disclosure Operations: Proxy Rules Reference Book (1980):

“[a] question that arises fairly frequently under Rule 14a-4(e) is whether a person who has solicited proxies subject to Regulation 14A either may adjourn the meeting in toto and continue to solicit proxies or may vote on certain matters, adjourn the meeting for consideration of the remaining matters and continue to solicit proxies on such matters. The propriety of such adjournment is principally a matter of state law.”

As noted above, there is very little statutory law with respect to Massachusetts business trusts, although the corresponding Massachusetts corporate statute is sometimes referenced to find support by analogy. The Massachusetts corporate statute states that “unless the bylaws require otherwise, if an annual or special meeting of shareholders is adjourned to a different date, notice need not be given of the new date, time or place if the new date, time or place, if any, is announced at the meeting before adjournment.” See Chapter 156D, section 7.05. We note that if a new record date for the adjourned meeting is fixed, however, notice needs to be given to persons who are shareholders as of the new record date.

Each Massachusetts business trust’s by-laws permit any shareholder meeting to be adjourned by a majority of the votes cast by those shareholders present in person or proxy, and the Proxy Statement clearly recites this authority. As a result, any adjournments made pursuant to the Proxy Statement will be consistent with Rule 14a-4 under the 1934 Act. Rule 14a-4(c)(7) states that a proxy may confer discretionary authority to vote on matters incident to a shareholder meeting. As implied by the Proxy Rules Reference Book and consistent with widespread industry practice1, whether a matter is “incident to the conduct of the meeting” is a question of state law. We note that the by-laws include adjournments as incident to the conduct of the meeting.

In addition, the Proxy Statement and the proxy card explicitly state that the persons named as proxies on the proxy card are authorized to vote, in their discretion, on any adjournments of the meeting. As a result, shareholders who execute a proxy will have authorized the named proxies to adjourn the shareholder meeting in their discretion (subject to the Commission’s consideration in the Adjournment Release). We are aware of no precedent suggesting adjournments are excluded from “matters incident to the conduct of the meeting” under Rule 14a-4(c)(7). Conversely, the Adjournment Release and proposed Rule 20a-4 expressly contemplate that such adjournments, in the absence of the adoption of Rule 20a-4, are within fund management’s discretionary authority when voting proxies. Accordingly, we believe that adjournments are not prohibited by Rule 14a-4(d)(4) because they are matters referred to in Rule 14a-4(c)(7), and that the Proxy Statement and the actions contemplated therein are consistent with Rule 14a-4.

In addition, we respectfully disagree with your analysis that “brokers do not have discretionary authority to vote for adjournment because such a vote would non-routine,” and that “[s]uch an adjournment must be authorized by means of a specific proposal in the proxy that receives the required majority of shareholder votes.” Rule 452 expressly states:

“A member organization which has transmitted proxy soliciting material to the beneficial owner of stock... and which has not received instructions from the beneficial owner or from the beneficial owner's designated investment adviser by the date specified in the statement accompanying such material, may give or authorize the giving of a proxy to voted such stock, provided the person in the member organization

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1 Proxy statements issued by operating corporations, for example, routinely treat adjournments as “incident to the conduct of the meeting” in accordance with state law. See, e.g., 2015 Proxy Statement for the Annual Meeting of ExxonMobil (Apr. 14, 2015) (“We are not currently aware of any other business to be acted on at the meeting. Under the laws of New Jersey, where ExxonMobil is incorporated, no business other than procedural matters may be raised at the meeting unless proper notice has been given to the shareholders. If other business is properly raised, your proxies have authority to vote as they think best, including to adjourn the meeting.”) Such corporations routinely authorize proxies to be votes at any adjournment of an annual meeting without including a separate proposal on adjournment.

giving or authorizing the giving of the proxy has no knowledge of any contest as to the action to be taken at the meeting and provided such action is adequately disclosed to stockholders and does not include authorization for a merger, consolidation or any other matter which may affect substantially the rights or privileges of such stock.”

Thus, the default position of the NYSE is that members (i.e., broker-dealers) are permitted to vote in their discretion the shares of beneficial owners, subject to the reservations set forth in Rule 452 and the applicable Notes. These requirements are essentially repeated in Note .10 of Rule 452. Note .11 of Rule 452 describes the circumstances under which a member organization may not give or authorize a proxy to vote without instructions from beneficial owners. The list of 21 items does not include adjournments. As a result, under NYSE Rule 452, brokers do have discretionary authority to vote for an adjournment and may therefore convey that authority by proxy. In our experience, this is consistent with widespread industry practice.

In addition, for the reasons discussed above, including the precedent under the Adjournment Release and the relevant Massachusetts case law, we do not believe a separate box is required. We note that operating corporations almost universally do not include such a box despite stating that proxies may be voted at their annual meeting or any adjournment thereof. We further note that this reading of Rule 14a-4(b)(1) would mean that any “matters incident to the conduct of the meeting” would require an additional voting requirement, which would make Rule 14a-4(c)(7) redundant. Rather, the purpose of Rule 14a-4(c) is to allow for the orderly conduct of shareholder meetings by granting discretion for the voting of proxies where unanticipated issues arise, which places adjournments squarely within the scope of Rule 14a-4(c)(7).

Nonetheless, Rule 14a-4(b)(1) provides that: “A proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder provided that the form of proxy states in bold-face type how it is intended to vote the shares represented by the proxy in each such case.” As noted above, the proxy card will state in bold-face type that the persons named as proxies on the proxy card are authorized to vote, in their discretion, on any adjournments of the Meeting.

Lastly, each Massachusetts business trust understands the fiduciary concerns articulated in the Adjournment Release of adjourning a meeting where an overwhelming majority of the votes received so far have been voted “against” a proposal. We note, however, that in the case of the Massachusetts business trusts, all of the proposals have been approved unanimously for submission to shareholders by the Independent Trustees of the Board with the recommendation that shareholders vote “for” a proposal. The most likely circumstance under which a Massachusetts business trust would adjourn a meeting to solicit more proxies in the presence of a quorum is where an overwhelming majority of the shares voted so far have been voted “for” the proposal, but sufficient votes have not been received to carry the proposal. We fail to see the benefit of requiring each trust to bear the costs of an additional solicitation to approve a proposal that has been unanimously recommended by the Independent Trustees and has been overwhelmingly approved by those shareholders who have voted so far, simply because other shareholders have not had the opportunity to register their votes yet. We believe the Commission adequately addressed the fiduciary requirements that apply to fund management in these circumstances in the Adjournment Release in 1973, and that the Commission correctly approved the solicitation of additional proxies subject to the guidance in the Adjournment Release, rather than impose the costs of additional solicitations on a fund and its shareholders.

Comment:

Please explain to the staff why it is you believe that there may be broker non-votes at the meeting given that the only proposal is non-routine.

Response:

We agree that there should be no broker non-votes because this is not a routine vote under NYSE Rule 452. Since we still consider this useful information, we intend to revise the disclosure to more generally indicate that “any Broker non-votes do not count as a vote “for” a proposal and effectively result in votes “against” a proposal.”

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If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345- 6646, or in my absence, Vicki Horwitz at 410-577-5024 or Darrell N. Braman at 410-345-2013.

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.